

July 9, 2014

Via E-mail
Perry Lewis
Chief Executive Officer
Shire Warwick Lewis Holdings, Inc. (f/k/a DE Acquisition 4, Inc.)
468 Church Lane
London, United Kingdom NW9 8UA

> **Re:** **Shire Warwick Lewis Holdings, Inc. (f/k/a DE Acquisition 4, Inc.)**
> **Form 8-K**
> **Filed June 19, 2014**
> **File No. 000-53927**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You disclose that, on June 4, 2014, you acquired 100% of the issued and outstanding shares of the company from its sole shareholder, Ruth Shepley. Please tell us whether because of this acquisition you ceased to be a "shell company." To the extent you are no longer a shell company, please amend your Form 8-K to include all information that would be required in a Form 10 registration statement regarding this transaction. *See* Items 2.01(f), 5.01(a)(8) and 9.01(c) of Form 8-K. This information is required because you were a shell company prior to the transaction according to the Form 10-K you filed for the fiscal year ended February 28, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Perry Lewis
Shire Warwick Lewis Holdings, Inc. (f/k/a DE Acquisition 4, Inc.)
July 9, 2014
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director